EXHIBIT 99.1

Press Release Dated March 1, 2013 Suncor Energy files annual disclosure documents

News Release

FOR IMMEDIATE RELEASE

Suncor Energy files annual disclosure documents

Calgary, Alberta (March 1, 2013) – Suncor Energy today filed its 2012 Annual Report and 2012 Annual Information Form with Canadian provincial securities regulatory authorities and the United States Securities and Exchange Commission.

To view the company’s annual disclosure documents, visit Suncor’s profile on www.sedar.com or visit Suncor’s website at www.suncor.com/financialreports.

The 2013 Management Proxy Circular will be filed next week.

Suncor Energy is Canada’s premier integrated energy company. Suncor’s operations include oil sands development and upgrading, conventional and offshore oil and gas production, petroleum refining, and product marketing under the Petro-Canada brand. While working to responsibly develop petroleum resources, Suncor is also developing a growing renewable energy portfolio. Suncor’s common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

For more information about Suncor Energy please visit our web site at www.suncor.com or follow us on Twitter @SuncorEnergy.

Media inquiries:

403-296-4000

media@suncor.com

Investor inquiries:

800-558-9071

invest@suncor.com

Suncor Energy 150 6 Avenue S.W. Calgary, Alberta T2P 3E3 www.suncor.com